 Integra Resources Corp.

Management's Discussion and Analysis

For the Three-Month Periods Ended

March 31, 2019 and 2018

Expressed in Canadian Dollars

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

This portion of this quarterly report provides Management's Discussion and Analysis ("MD&A") of the financial condition and results of operations, to enable a reader to assess material changes in financial condition and results of operations as at, and for the three-month period ended March 31, 2019, in comparison to the corresponding prior-year periods. The MD&A is intended to help the reader understand Integra Resources Corp. ("Integra", "we", "our" or the "Company"), our operations, financial performance and present and future business environment.

This MD&A has been prepared by management as at May 14, 2019 and should be read in conjunction with the unaudited (reviewed by the Company's auditors) interim condensed consolidated financial statements of Integra for the three-month periods ended March 31, 2019 and 2018 and the Company's audited consolidated financial statements for the years ended December 31, 2018 and 2017 prepared in accordance with International Financial Reporting Standards ("IFRS"). Further information on the Company can be found on SEDAR at www.sedar.com and the Company's website, www.integraresources.com.

For the purposes of preparing our MD&A, we consider the materiality of information. Information is considered material if: (i) such information results in, or would reasonably be expected to result in, a significant change in the market price or value of our shares; or (ii) there is a substantial likelihood that a reasonable investor would consider it important in making an investment decision; or (iii) it would significantly alter the total mix of information available to investors. We evaluate materiality with reference to all relevant circumstances, including potential market sensitivity.

CORPORATE SUMMARY

Integra Resources Corp. is a mineral resources company engaged in the acquisition, exploration and development of mineral properties in the Americas. The primary focus of the Company is advancement of its DeLamar gold and silver project ("DeLamar Project"), consisting of the neighbouring DeLamar Deposit and Florida Mountain Deposit in the heart of the historic Owyhee County mining district in south western Idaho. The management team comprises the former executive team from Integra Gold Corp.

As at May 14, 2019, the directors and officers of the Company were:

George Salamis President, Director and CEO

Stephen de Jong Chairman and Director

Andrée St-Germain CFO and Corporate Secretary

Max Baker Vice President Exploration

Timothy Arnold Vice President Project Development

David Awram Director

Timo Juristo Director

                  Anna Ladd-Kruger     Director

The Company's head office is located at 1050 - 400 Burrard Street, Vancouver, BC V6C 3A6.

The Company trades on the TSX Venture, under the trading symbol "ITR" and trades in the United States on the OTCQX under the stock symbol "IRRZF".

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

The following diagram illustrates the intercorporate relationships among Integra and its subsidiaries, as well as the jurisdiction of incorporation of each entity.

Q1 2019 IN REVIEW

The Company appointed Mr. Timothy D. Arnold as Vice President of Project Development, in January 2019. Mr. Arnold, a Reno-based, Professional Mining Engineer, comes to Integra with over 30 years of experience in mine project development, mine permitting and mine operational management on various projects in the western USA.

The Company announced on January 10, 2019 the results from the last drill hole drilled at Sullivan Gulch from 2018. Drill hole IDM18-59 represented a 260 m step out from the nearest drill hole, and is located approximately 400 m from the current inferred resource boundary.

The Company announced on February 14, 2019 the acquisition of a highly prospective trend of multiple epithermal centers 6 km to the northwest of the DeLamar Project, a trend now referred to as the Black Sheep District. The Black Sheep District to the northwest of DeLamar is comparable in geographical size to both the DeLamar and Florida Mountain Deposits combined. As a result of our findings in Black Sheep, and in advance of a more substantial district scale exploration program, the Company has staked approximately 15 square kilometers of additional claims.

In February 2019, the Company and Kinross extended the maturity of the Promissory note from May 3, 2019 to November 3, 2019.

On February 28, 2019, the Company informed EM Strategies of its intent to assume the site water treatment management and environmental monitoring in May 2019. As a result, US$203,913 (C$272,490) held in an escrow account has been returned on April 30, 2019 and US$300,000 (C$400,890) held as a security deposit was released on May 13, 2019.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

RECENT 2019 EVENTS

On April 9, 2019, Integra announced preliminary results from the metallurgical test-work program that is currently underway. The metallurgical sampling and test-work program is being conducted by McClelland Laboratories, Inc. in Reno, Nevada, under the supervision of Jack McPartland, Metallurgist/Vice President Operations at McClelland Laboratories, Inc. The test-work is aimed to address three main objectives in support of an upcoming PEA: to establish the milling characteristics of mineralization from the DeLamar and Florida Mountain Deposits; to establish the amenability of different mineralization types from both Deposits to potential heap leaching; and to provide the Company with information to establish future "trade-off" parameters of using one or both of the above means of gold-silver extraction on the project.

Interim results from the metallurgical test-work program have characterized the oxidation characteristics of the NI 43-101 inferred resource published in February of 2018. Of the total DeLamar and Florida Mountain inferred resources, approximately 24% are in oxide, 29% are in transitional, and 47% are in un-oxidized mineralization. Bottle roll sampling and preliminary column leach test-work from the Florida Mountain Area have indicated good potential amenability to future heap leaching with material from Florida Mountain. At the DeLamar Area, an exhaustive internal study spanning nearly 10 years of historic production data showed only a minor decrease in mill recoveries in mineralized material with varying mixed oxidation states. Multiple studies from the metallurgical test-work are ongoing, the findings of which will be used in support of the upcoming Preliminary Economic Assessment (PEA).

A breakdown of oxidation states, as a percentage of the 2018 inferred resource tonnes, is highlighted in Table 1 below.

Table 1. DeLamar Project Characterization of Mineralization by Oxidation State

Source	Oxide	Transitional	Un-oxidized
DeLamar	24%	21%	55%
Florida Mountain	23%	55%	22%
Total	24%	29%	47%

The results of the internal mine/mill reconciliation study spanning 10 years of historic monthly production from the 1980's and 1990's is summarized in Table 2 below. Results from the study show only a minor decrease in mill (grind/agitated leach/Merrill Crowe) recoveries in mineralized material from the processing of  material from mixed oxidation states (oxide, transitional and unoxidized).

Table 2. Historically Mined Mineralization Characterized by Oxidation vs. Milling Recovery at DeLamar

					Avg Mill Recovery
Source	No. of Months	Ox	Trans	Un-ox	Au	Ag
N. DeLamar	14	54%	35%	11%	92%	83%
Sommercamp	51	65%	10%	26%	91%	78%
South Wahl	48	84%	11%	5%	91%	76%
Glen Silver	65	88%	8%	5%	91%	76%
All Pits	178	78%	11%	11%	91%	77%

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

The Company announced results from an initial 6,970 m of its 2019 exploration drill program on May 7, 2019. Results were from four zones within the DeLamar Deposit, namely Sullivan Gulch North and South, Milestone, and Glen Silver. Highlights from the drill results include:

  Sullivan Gulch North
    IDM19-113:  0.92 grams per tonne ("g/t") gold equivalent ("AuEq") over 117.35 meters ("m"), incl. 10.15 g/t AuEq over 1.52 m
    IDM19-114:  1.12 g/t AuEq over 283.46 m, incl. 1.48 g/t AuEq over 132.59, incl. 11.63 g/t AuEq over 1.52 m
    IDM19-115:  1.00 g/t AuEq over 332.23 m, incl. 1.67 g/t AuEq over 155.45, incl. 13.13 g/t AuEq over 3.05 m
  Sullivan Gulch South
    IDM19-102:  0.90 g/t AuEq over 99.06 m
    IDM19-103:  1.03 g/t AuEq over 83.82 m
    IDM19-105:  0.70 g/t AuEq over 178.31 m
  Milestone
    IMS18-014:  0.89 g/t AuEq over 76.20 m
  Glenn Silver
    IDM19-131:  1.11 g/t AuEq over 130.46 m

The drill results from Sullivan Gulch North and South have continued to expand what is now modelled as a semi-continuously mineralized area that measures 600 m in strike length and dips to the southwest. These results continue to demonstrate significant widths and average grades that are well above the resource cut-off grade of 0.3 g/t AuEq used in the current inferred resource estimate. These results were also some of the first to identify several select zones of high-grade gold and silver in Sullivan Gulch North that have begun to demonstrate good lateral continuity when compared to previously intersected high-grade veins in the area.

The results from Milestone highlighted the potential for expansion of the zone in relatively shallow (less  than 100 m deep) oxide and transitional gold-silver mineralization, meriting further drilling to continue defining this near-surface zone to be conducted at a later date. At Glen Silver, the drill hole reported was designed to gather sample material for oxide and transitional zone metallurgical test-work, and the results portrayed an intercept with better grade and width than expected.

2019 OUTLOOK

Integra's 2019 exploration program is currently scheduled to include 6,000 m of drilling at the DeLamar Deposit, 10,000 m of drilling at the Florida Mountain Deposit, and 4,300 m of drilling on newly acquired regional prospects well outside of the current resource areas. Drilling will be conducted throughout the entire year as most areas are drill accessible during the winter months. The Company expects a revised resource estimate for the DeLamar Project in Q2 2019.

Integra has also initiated a comprehensive metallurgical test work program using McClelland Laboratories Inc. based in Reno, Nevada. The metallurgical studies are aimed at defining the ore processing characteristics for potential future development and production scenarios at DeLamar and Florida Mountain. Milling scenarios, including flotation and cyanidation, in addition to heap leach scenarios, and combinations of the two options, are being studied for use in the upcoming PEA.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

With the resource update and metallurgical data in-hand, the company expects to initiate a PEA looking at various development and production options for the DeLamar and Florida Mountain gold-silver Deposits. Subject to the completion of further studies, the Company believes that incorporating one or more development alternatives in parallel, with mineralized material sourced from both the DeLamar and Florida Mountain Deposits, will lead to a positive preliminary outcome in terms of estimated production profiles and project economics. The study is expected to be completed in H2 2019.

The following is the current proposed timeline for exploration and engineering work on the DeLamar Project in 2019:

  Drilling: January through November 2019
  Revised Resource Estimate: Q2 2019
  Metallurgical Sampling Program: Q2 2019
  Preliminary Economic Assessment: H2 2019

PROPERTIES

DeLamar Project, Idaho

The DeLamar Project consists of the neighbouring DeLamar Deposit, Florida Mountain Deposit, the newly acquired Black Sheep District and the War Eagle Property.

The bulk of the information in this section is derived from the Technical Report and Resources Estimate for the DeLamar and Florida Mountain Gold - Silver Project, dated March 20 2018 (the "DeLamar Report") prepared by Michael M. Gustin, C.P.G., and Steven I. Weiss, C.P.G., of Mine Development Associates ("MDA"), which has been filed with Canadian securities regulatory authorities and prepared pursuant to NI 43-101.  The DeLamar Report is available for review under the Corporation's issuer profile on SEDAR at www.sedar.com.  Mr. Gustin and Mr. Weiss are Qualified Persons under NI 43-101.

Project Description, Location and Access

The DeLamar Project consists of 700 unpatented lode, placer, and mill site claims, and 18 tax parcels comprised of patented mining claims, as well as certain leasehold and easement interests, that cover approximately 6,726 hectares in southwestern Idaho, approximately 80 kilometers southwest of Boise. The property includes 396 acres leased from the State of Idaho, and this state lease is subject to a 5.0% production royalty of gross receipts. The property is located within portions of the historical Carson (Silver City) mining district, and it includes the formerly producing DeLamar mine last operated by Kinross. The total annual land-holding costs paid in 2018 was C$268,503 (US$196,821), which included Advance Minimum Royalties payments, lease payments to the Idaho Department of Lands, land access lease payments to landholders and BLM claim fees. That cost is expected to increase to approximately C$445,559 (US$333,427) in 2019, as the Company significantly increased its land package in 2018. All mineral titles and permits are held by DeLamar Mining Company  and by Integra Holdings U.S. Inc., each an indirect wholly-owned subsidiary of Integra. A 2.0% NSR royalty is payable to a predecessor owner of 101 of the unpatented claims. There are also four lease agreements covering five of the patented claims that include NSR royalty obligations of 2.5% to 5.0%. Kinross has retained a 2.5% NSR royalty that applies to those portions of the DeLamar Deposit claims that are unencumbered by the royalties outlined above. The Kinross royalty may be reduced to 1.0% upon Kinross receiving total royalty payments of C$10,000,000. The DeLamar Project open-pit mine areas have been in closure since 2003. Even though a substantial amount of reclamation and closure work has been completed at the site, there remain ongoing water management activities, monitoring and reporting. The Company's reclamation and remediation bonds, which are secured with surety bonds, are as follows: US$2,778,929 (C$3,713,483) with the Idaho Department of Lands, US$100,000 (C$133,630) with the Idaho Department of Environmental Quality, and US$51,500 (C$68,819) with the Bureau of Land Management.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

History

Total production of gold and silver from the DeLamar Project area is estimated to be approximately 1.3 million ounces of gold and 97 million ounces of silver from 1891 through 1998. This includes an estimated 1.025 million ounces of gold produced from the original DeLamar underground mine and the later DeLamar open-pit operation. At Florida Mountain, nearly 260,000 ounces of gold and 18 million ounces of silver were produced from the historic underground mines and late 1990s open-pit mining.

Mining activity began in the DeLamar Project area when placer gold deposits were discovered in 1863 in Jordan Creek, just upstream from what later became the town site of DeLamar. During the summer of 1863, the first silver-gold lodes were discovered in quartz veins at War Eagle Mountain, resulting in the initial settlement of Silver City. Between 1876 and 1888, significant silver-gold veins were discovered and developed in the district, including underground mines at De Lamar Mountain and Florida Mountain. From the late 1800s to early 1900s, a total of 553,000 ounces of gold and 21.3 million ounces of silver were reportedly produced from underground mines in the DeLamar Project property.

The mines in the district were closed in 1914 and very little production took place until the 1930s, when gold and silver prices increased. Placer gold was recovered from Jordan Creek from 1934 to 1940, and in 1938 a 181 tonne-per-day flotation mill was constructed to process dumps from the DeLamar mine. The flotation mill reportedly operated until the end of 1942.

During the late 1960s, the district began to undergo exploration for near-surface, bulk-mineable gold and silver deposits and in 1977 a joint venture operated by Earth Resources Corporation ("Earth Resources") began production from an open-pit, milling and cyanide tank-leach operation at DeLamar Mountain, known as the DeLamar mine. In 1981, Earth Resources was acquired by the Mid Atlantic Petroleum Company, and in 1984 and 1985 the NERCO Mineral Company ("NERCO") successively acquired the entire joint venture to operate the DeLamar mine with 100% ownership. NERCO was purchased by the Kennecott Copper Corporation in 1993. Two months later in 1993, Kinross acquired a 100% interest in the DeLamar mine and property, and Kinross operated the mine, which expanded to the Florida Mountain area in 1994. Mining ceased in 1998 and milling ceased in 1999. Mine closure activities commenced in 2003; with closure and reclamation were nearly completed by 2014, including removal of the mill and other mine buildings, and drainage and cover of the tailings facility.

Total open-pit production from the DeLamar Project from 1977 through 1998, including the Florida Mountain operation, is estimated at approximately 750,000 ounces of gold and 47.6 million ounces of silver. From start-up in 1977 through to the end of 1998, open-pit production in the DeLamar Area totaled 625,000 ounces of gold and about 45 million ounces of silver. This production came from a number of pits developed at the Glen Silver, Sommercamp (including Regan), and North DeLamar. In 1993, the DeLamar mine was operating at a mining rate of 27,216 tonnes per day, with a milling capacity of about 3,629 tonnes per day. In 1994, Kinross commenced open-pit mining at Florida Mountain while continuing production from the DeLamar mine. The ore from Florida Mountain, which was mined through 1998, was processed at the DeLamar facilities. Florida Mountain Area production in 1994 through 1998 totaled 124,500 ounces of gold and 2.6 million ounces of silver.

Geological Setting and Mineralization

The DeLamar Project is situated in the Owyhee Mountains near the east margin of the mid-Miocene Columbia River - Steens flood-basalt province and the west margin of the Snake River Plain. The Owyhee Mountains comprise a major mid-Miocene eruptive center, generally composed of midMiocene basalt flows intruded and overlain by mid-Miocene rhyolite dikes, domes, flows and tuffs, developed on an eroded surface of Late Cretaceous granitic rocks.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

Earth Resources and NERCO geologists defined a local volcanic stratigraphic sequence in the DeLamar and Florida Mountain Areas. The DeLamar mine area and mineralized zones are situated within an arcuate, nearly circular array of overlapping porphyritic and flow-banded rhyolite flows and domes that overlie cogenetic, precursor pyroclastic deposits erupted as local tuff rings. The porphyritic and banded rhyolite flows and domes were interpreted to have been emplaced along a system of ring fractures developed above a shallow magma chamber that supplied the erupted rhyolites. This magma chamber was inferred to have been intruded within a northwest flexure of regional north-northwest trending Basin and Range faults. At Florida Mountain, flow-banded rhyolite flows and domes cap a sequence of pyroclastic units that overlie basaltic lava flows.

Gold-silver mineralization has been recognized in two types of deposits: within 1) relatively continuous, quartz-filled fissure veins that were the focus of late 19th and early 20th century underground mining, hosted mainly in the basalt and granodiorite, and to a lesser degree in the overlying rhyolite; and 2) broader, bulk-mineable zones of closely-spaced quartz veinlets and quartz-cemented hydrothermal breccia veinlets that are individually continuous for only a few feet laterally and vertically, and of mainly less than 1.3 centimeters in width. This second type of mineralization was mined in the open pits of the late 20th century DeLamar and Florida Mountain operations, hosted exclusively within the rhyolite.

The fissure veins mainly strike north to northwest and are filled with quartz accompanied by variable amounts of adularia, sericite or clay, ± minor calcite. Much of the quartz is massive, but some has drusy or comb structure and a lamellar variety is locally abundant. Vein widths vary from a few centimeters to several meters, but the veins persist laterally for as much as several hundreds of meters. Principal silver and gold minerals are naumannite, aguilarite, argentite, ruby silver, native gold and electrum, native silver, cerargyrite, and acanthite. Variable amounts of pyrite and marcasite, and minor chalcopyrite, sphalerite, and galena occur in some veins.

The bulk mineable type of mineralization has been delineated in four broad, lower-grade zones, two of which overlap and are centered on fissure veins. This type of mineralization has been described as zones of closely spaced veinlets and fracture fillings in porphyritic rhyolite. Most of the veinlets are less than 5 mm in width and have short lengths that are laterally and vertically discontinuous. Small veins can form pods or irregular zones up to 1- to 2-centimeters wide that persist for several centimeters before pinching down to more restricted widths. In highly silicified zones, porphyritic rhyolite is commonly permeated by anastomosing microveinlets typically less than 0.5-millimeters wide. Vein gangue minerals consist mainly of quartz, with minor amounts of adularia. Naumannite, acanthite and acanthite-aguilarite solid solution are the principal silver minerals, with lesser amounts of argentopyrite, selenium-bearing pyrargyrite, selenium-bearing polybasite, cerargyrite, selenium-bearing stephanite, native silver, and native gold. Minor selenium-bearing billingsleyite, pyrostilpnite, and selenium-bearing pearceite have also been reported. Ore minerals are generally very fine grained.

In the flow banded rhyolite, scattered zones of mineralized breccia occur most frequently near the base of the unit. These breccias consist of close-packed angular fragments of flow-banded rhyolite in a chalcedonic matrix and crosscut flow layering. Larger bodies of breccia, interpreted as volcanic vent breccias, contain narrow zones of hydrothermal breccia associated with mineralization.

Deposit Type

Based upon the styles of alteration, the nature of the veins, the alteration and vein mineralogy, and the geologic setting, the gold and silver mineralization at the DeLamar Project is best interpreted in the context of the volcanic-hosted, low-sulfidation type of epithermal model. This model has its origins in the DeLamar - Silver City district, where it was first developed by Lindgren (1900) based on his firsthand studies of the veins and altered wallrocks in the De Lamar and Florida Mountain mines. Various vein textures, mineralization, and alteration features, and the low contents of base metals in the district are typical of what are now known as low-sulfidation epithermal deposits world-wide. The host-rock setting of mineralization at the DeLamar Project is similar to the simple model shown in the Figure below, with the lower basalt sequence occupying the stratigraphic position of the volcano-sedimentary rocks shown below. The Milestone portion of the district appears to be situated within and near the surficial sinter terrace in this model.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

Schematic Model of a Low-Sulfidation Epithermal Mineralizing System

Many other deposits of this class occur within the Basin and Range province of Nevada, and elsewhere in the world. Some well-known low-sulfidation epithermal gold and silver properties with geological similarities to the DeLamar Project include the past-producing Castle Mountain mine in California, as well as the Rawhide, Sleeper, Midas, and Hog Ranch mines in Nevada. The Midas district includes selenium-rich veins similar to, but much richer in calcite, than the veins known in the DeLamar Project. At both DeLamar and Midas, epithermal mineralization took place coeval with rhyolite volcanism, and shortly after basaltic volcanism, during middle Miocene time.

Mineral Resources

The mineral resource estimations for the DeLamar Project were completed in accordance with NI 43- 101. The modeling and estimation of the mineral resources were completed under the supervision of Michael M. Gustin, a qualified person with respect to mineral resource estimations under NI 43-101.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

The gold and silver resources were modeled and estimated by:

• Evaluating the drill data statistically;

• Separately interpreting gold and silver mineral domains on a set of north-looking cross sections spaced at 30-meter intervals at the Florida Mountain Deposit and 320°-looking sections spaced at 30.48 meter (100-foot) intervals at the DeLamar Deposit;

• Using the cross sectional mineral domains to directly code three-dimensional digital block models to the modeled mineral domains;

• Analyzing the modeled mineralization spatially and statistically to aid in the establishment of estimation and classification parameters; and

• Estimating grades into the models using the coded mineral domains to control the estimation.

A mineral resource has such form, grade or quality and quantity that there are reasonable prospects for eventual economic extraction. In order to meet this definition, the DeLamar Project resources are comprised of all model blocks lying within optimized pits that have an AuEq grade of 0.3 g/t or higher. The optimized pits and cutoff grade reflect a potential operating scenario in which the mineralization is mined by open-pit, milled, and processed in leach tanks. The parameters used in the pit optimization are listed in the table below.

Summary of Resource Optimized-Pit Parameters

The gold-equivalent value of each model block was used solely for the purposes of applying the 0.3 g AuEq/t cutoff to in-pit blocks and thereby define the project resources. Gold equivalent grades are calculated as follows: g AuEq/t = g Au/t + (g Ag/t ÷ 85) The equivalency factor is derived from the differentials in the prices and recoveries of gold and silver. The mineral resources of the Florida Mountain and DeLamar Deposits are summarized in the tables below.

Florida Mountain Deposit Resources

Inferred Resources
Tonnes	g Au/t	oz Au	g Ag/t	oz Ag	oz AuEq
36,605,000	0.57	675,000	14.12	16,621,000	871,000

1. Mineral Resources are comprised of all model blocks at a 0.3 g AuEq/t cutoff that lie within an optimized pit and below the as-mined surface

2. AuEq (gold equivalent grade) = Au + (Ag ÷ 85)

3. The effective date of the Florida Mountain Deposit resource estimate is January 30, 2018

4. Rounding may result in apparent discrepancies between tones, grade and contained metal content

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

DeLamar Deposit Resources

Inferred Resources
Tonnes	g Au/t	oz Au	g Ag/t	oz Ag	oz AuEq
117,934,000	0.41	1,592,000	24.30	91,876,000	2,673,000

1. Mineral Resources are comprised of all model blocks at a 0.3 g AuEq/t cutoff that lie within an optimized pit and below the as-mined surface

2. AuEq (gold equivalent grade) = Au + (Ag ÷ 85)

3. The effective date of the DeLamar Deposit resource estimate is October 1, 2017

4. Rounding may result in apparent discrepancies between tones, grade and contained metal content

Total resources for the DeLamar Project are summarized in the table below.

Total DeLamar Project Gold and Silver Resources

Inferred Resources
Tonnes	g Au/t	oz Au	g Ag/t	oz Ag	oz AuEq
154,539,000	0.45	2,267,000	21.92	108,497,000	3,543,000

1. Mineral Resources are comprised of all model blocks at a 0.3 g AuEq/t cutoff that lie within an optimized pit and below the as-mined surface

2. AuEq (gold equivalent grade) = Au + (Ag ÷ 85)

3. Rounding may result in apparent discrepancies between tones, grade and contained metal content

The current mineral resources include only the modeled mineralization that was not mined during the historical open-pit operations, with the exception of a small mineralized stockpile in the DeLamar area that has sufficient drill data to allow its inclusion in the resources.

The DeLamar Project resources are classified entirely as Inferred, despite the fact that the drill spacing is sufficient to support higher classifications in many portions of the modeled areas. The reasons for the Inferred classification include: (i) the resource estimations are based on a relatively simplistic cross-sectional coding of the block model; (ii) the geological support for the resource modeling does not generally attain a level that would allow for higher resource classifications; (iii) all data used as the basis of the resource modeling are historical, and further compilation, evaluation, and verification of the historical data are required to increase confidence in the data; (iv) the as-mined topography, which defines modeled mineralization that has already been mined needs further refinement and verification in the DeLamar Deposit; and (v) uncertainties with respect to the densities applicable to the project resources.

Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Black Sheep District

On February 14, 2019, Integra announced the acquisition of a highly prospective trend of multiple epithermal centers 6 km to the northwest of the DeLamar Project, a trend now referred to as the Black Sheep District ("Black Sheep" or the "District"). The District was identified in part during site visits and research by renowned epithermal geologists Dr. Jeff Hedenquist and Dr. Richard Sillitoe. Dr. Sillitoe and Dr. Hedenquist, along with Integra's exploration team led by Dr. Max Baker, mapped the area and interpreted the District to have undergone very limited erosion since the mid-Miocene mineralization event, suggesting the productive zone of mineralization is potentially located approximately 200 m beneath the surface. Minimal historical exploration did encounter gold-silver in Black Sheep; however, historic drilling was shallow, less than 100 m vertical on average, and did not enter the theorized productive zone.

The Black Sheep District to the northwest of DeLamar is comparable in geographical size to both the DeLamar and Florida Mountain Deposits combined. The nature of the mineralization and alteration in Black Sheep includes extensive sinter deposits surrounding centers of hydrothermal eruption breccia vents associated with high-level coliform banded amorphous to chalcedonic silica with highly anomalous gold, silver arsenic, mercury, antimony and selenium values. In addition to some preliminary rock chip sampling, Integra completed an extensive soil geochemistry grid over the Black Sheep District showing highly anomalous gold and silver trends over significant lengths.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

In 2019, the Company will commence an extensive regional exploration program at Black Sheep. This regional exploration program will include:

  Additional rock-chip sampling and prospect scale mapping
  A regional airborne magnetic and radiometric survey
  Commissioning of the Idaho Geology Department to undertake 1:24,000 scale geological mapping of the DeLamar, Florida Mountain and Black Sheep Districts.

During the second half of 2019, the Company anticipates selective drilling of targets within the Black Sheep District.

War Eagle Property

On January 21, 2019, Integra announced that, through its wholly owned subsidiary, DeLamar Mining Company, it entered into an option agreement with Nevada Select Royalty, Inc. ("Nevada Select"), a wholly owned subsidiary of Ely Gold Royalties, Inc to acquire Nevada Select's interest in a State of Idaho Mineral Lease encompassing the War Eagle gold-silver Deposit ("War Eagle") situated 3 km east of Integra's Florida Mountain Deposit.

In the War Eagle Mountain District, Integra had previously acquired the Carton Claim group comprising of six patented mining claims covering 45 acres and located 750 m north of the State Lease.

War Eagle Mountain has a rich history of high-grade gold-silver production dating back to the late 1800's. The War Eagle-Florida-DeLamar geological settings, all hosting low sulphidation epithermal gold-silver are genetically related to the same mineralization forming event that occurred roughly 16 million years ago. The local geology and ore mineralogy found within the low sulphidation epithermal veins on War Eagle Mountain are similar to the regimes found at DeLamar and Florida Mountain to the west. The key difference is the host rock. Historically mined gold and silver in high grade veins at War Eagle was predominately mined and hosted by late Cretaceous age granitic rock. It should be noted that historically, the veins of War Eagle Mountain were of far higher grade compared to any other mining operations in the district, including DeLamar and Florida Mountain. Past production on these high-grade vein systems has outlined strike lengths in excess of 1 km and depth extents of up to 750 meters or more.

The following table highlights several of the best intercepts drilled by previous explorers of War Eagle Mountain, as described in historic drill data tabulations.

Drill Hole ID	From (m)	To (m)	Interval (m) (1)	g/t AuEq(2)
W14 incl	131.06 131.06	213.36 134.11	82.30 3.05	4.07 32.04
W02	56.39	62.48	6.09	9.49
W03	175.26	182.88	7.62	9.28
W06	146.30	147.83	1.52	55.03
W40	68.58	92.96	24.38	8.45
W40 incl	152.40 166.12	195.07 176.78	42.67 10.67	8.83 19.19

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

Drill Hole ID	From (m)	To (m)	Interval (m) (1)	g/t AuEq(2)
W51	124.97	132.59	7.62	8.04

1. The historic drill data reported in this release was developed by previous operators of the War Eagle Project prior to the introduction of NI43-101. Historic drill intersections are reported as drilled thicknesses. True widths of the mineralized intervals are estimated to be less than 75% of the reported widths. The historic drill data was sourced from historic reports by various operators' exploration and production data and reports. Integra Resources is providing this historic data for informational purposes only, and gives no assurance as to its reliability or relevance. Integra Resources has not completed any quality assurance program or applied quality control measures to the historic data. Accordingly, the historic data should not be relied upon.

2. Gold equivalent = g Au/t + (g Ag/t ÷ 85)

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following table sets forth selected consolidation information of the Company as of March 31, 2019 and the years ended December 31, 2018 and 2017, prepared in accordance with IFRS. The selected consolidated financial information should be read in conjunction with the Company's audited annual consolidated financial statements.

	Three-Month Period Ended March 31, 2019 $	Year Ended December 31, 2018 $	Year Ended December 31, 2017 $

Exploration and evaluation expenses	(2,255,014)	(9,512,437)	(275,968)
Operating loss	(3,679,035)	(15,396,499)	(2,553,781)
Other income (expense)	(330,473)	588,660	(2,970,096)
Net loss	(4,009,508)	(14,807,839)	(5,523,877)
Net income (loss) per share	(0.05)	(0.25)	(0.29)
Other comprehensive income (loss)	(361,493)	(105,079)	116,939
Comprehensive loss	(4,371,001)	(14,912,918)	(5,406,938)
Cash and cash equivalents	11,368,557	15,420,540	16,660,293
Restricted cash, short-term	272,490	-	-
Restricted cash, long-term	1,958,385	2,267,778	3,646,423
Exploration and evaluation assets	57,172,162	58,422,192	59,335,430
Total assets	73,390,582	78,827,015	80,851,343
Total current liabilities	8,255,024	8,587,843	3,135,999
Total non-current liabilities	39,603,133	40,660,609	50,614,122
Working capital surplus	4,225,859	7,335,491	13,928,742

The current operating loss of $3,679,035 was mostly driven by exploration expenses of $2,255,014 as well as head office expenses including compensation, corporate development and marketing, office, professional fees, and stock-based compensation expenses. The significant change in 2018 compared to 2017 is mostly due to the start of exploration drilling in February 2018 (see the "Exploration and evaluation expense summary" tables below).

Other income (expense) of $330,473 (other expense) in the current period is mostly due to the reclamation accretion and foreign exchange expenses, partly offset by the Company's interest and rent income. Other income (expense) of $588,660 (other income) in the year ended December 31, 2018 was mostly due to a foreign exchange gain partially offset by reclamation accretion expenses.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

Other comprehensive income (loss) amounts are related to the foreign exchange translation adjustment.

Total assets in the three-month period ended March 31, 2019 decreased comparing to the years ended December 31, 2018 and December 31, 2017 mostly as a result of the cash decrease due to exploration activities. The Company had successful financings in November 2018 and October 2017, but no financing in the current period. Total current liabilities significantly increased as of December 31, 2018 comparing to the year ended December 31, 2017 due to the accounts payable balance and the promissory note to Kinross (which was reclassified in 2018 from non-current liabilities to current liabilities). Total non-current liabilities significantly increased as of December 31, 2017, due to the long-term reclamation and remediation liabilities, related to the DeLamar project acquisition. Total non-current liabilities decreased by $10 million in 2018 fiscal year, comparing to the year ended December 31, 2017, due to the reclassification of the promissory note to Kinross from non-current liabilities to current liabilities in 2018 and a significant decrease of the non-current reclamation liability in 2018. The non-current reclamation liability decreased in 2018 fiscal year due to changes of future costs estimates and discount and inflation rates, which resulted in a $10 million reclamation adjustment (equally impacting the exploration and evaluation assets - see the "Reclamation adjustment" in the "Exploration and evaluation assets summary" table below). Even though the Company raised $17 million in the last quarter of 2018, there was an overall decrease in working capital as of December 31, 2018 comparing to the year ended December 31, 2017, due to cash expenditures spent on drilling, the Florida Mountain deposit acquisition, exploration expenses, and corporate general administration expenditures. In addition, the further increase in current liabilities (driven by the promissory note liability reclassification from non-current to current liabilities) also contributed to the overall working capital decrease as at December 31, 2018.

The following table outlines the exploration and evaluation assets break-down:

Exploration and Evaluation Assets Summary	Total
Balance at December 31, 2017	$59,335,430
Cash payments	2,776,147
Claim Staking	269,633
Technical due diligence	56,801
Legal expenses	321,520
Title review and environment	42,188
Other expenses	11,337
Promissory note interest accretion expenses	361,095
Reclamation adjustment	(9,972,051)
Depreciation*	(11,751)
Translation difference**	5,188,598
Total	58,378,947
Advance minimum royalty	43,245
Balance at December 31, 2018	58,422,192
Claim Staking	31,131
Legal expenses	1,412
Promissory note interest accretion expenses	(91,791)
Depreciation*	(2,439)
Translation difference**	(1,194,824)
Total	57,165,681
Advance minimum royalty	6,481
Balance at March 31, 2019	$57,172,162

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

*A staff house building with a fair market value of US$187,150 (C$250,089) has been included in the DeLamar property. This building is being depreciated.

**December 31, 2017 closing balance of US$47,298,071 (C$59,335,430), translated to C$ with the December 31, 2018 exchange rate equals to $64,524,028, resulting in a $5,188,598 translation difference; December 31, 2018 closing balance of US$42,825,239 (C$58,422,192), translated to C$ with the March 31, 2019 exchange rate equals to $57,227,368, resulting in a negative $1,194,824 translation difference.

Exploration and Evaluation Expense Summary for the years ended December 31, 2018 and 2017:

	Year Ended December 31, 2018	Year Ended December 31, 2017
Contract drilling	$4,625,095	$-
Other drilling related	2,487,241	-
Labour & geology consultants	849,037	14,250
Exploration (IP, sampling)	459,593	214,481
Land and permitting	544,880	27,595
Metallurgy test work	116,330	-
Technical reports and studies	192,193	16,202
Community, safety and other site related expenses	238,068	3,440
Total	$9,512,437	$275,968

Exploration and Evaluation Expense Summary for the three-month periods ended March 31, 2019 and 2018:

	Three-Month Period Ended March 31, 2019	Three-Month Period Ended March 31, 2018
Contract drilling	$978,097	$239,001
Other drilling related expenses	629,143	226,891
Labour & geology consultants	180,975	27,410
Exploration (IP, sampling)	49,494	36,676
Land and permitting	74,539	169,288
Metallurgy test work	99,353	-
Technical reports and studies	136,063	88,678
Community, safety and other site related expenses	107,350	1,952
Total	$2,255,014	$789,896

RESULTS OF OPERATIONS

THREE-MONTH PERIOD ENDED MARCH 31, 2019

Net loss for the three-month period ended March 31, 2019 was $4,009,508 and the comprehensive loss $4,371,001, compared to a net income loss of $1,582,314 and a comprehensive loss $1,706,072 for the same period in 2018. This significant variance between the comparative periods was driven mostly by exploration expenditures and foreign exchange gain (loss).

Overall, operating expenses were higher in the current three-month period due to an increase in exploration activities at the DeLamar and Florida Mountain deposits during the three-month period ended March 31, 2019, comparing to the comparative period (the Company started exploration drilling in February 2018); other non-operating expenses were much higher in the current three-month period, mostly due to the foreign exchange loss vs. exchange gain in the comparative period. The significant variances between these two periods were primarily due to the following items:

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018
  Exploration and evaluation expenses: the Company incurred $2,255,014 in exploration expenses during the current quarter (March 31, 2018 - $789,896) at the DeLamar and Florida Mountain deposits. Those expenses were lower in the comparative period, as the Company started exploration drilling in February 2018.
  Compensation and benefits expenses: these expenses amounted to $609,866 in the three-month period ended March 31, 2019 (March 31, 2018 - $502,130), due to the addition of employees at the head-office and site administration.
  Professional fees for the three-month period ended March 31, 2019 totaled $52,925 (March 31, 2018 - $139,576). The fees were greater in the comparative period mostly due to higher legal fees. Professional fees include expenses such as legal, audit, accounting, tax, and miscellaneous consulting expenses.
  Stock-based compensation: the Company incurred $324,863 in stock-based compensation in the three-month period ended March 31, 2019 (March 31, 2018 - $284,790). The variance is due to the vesting of stock options granted in 2019, throughout 2018, and during the last quarter of 2017 to new executives, employees, consultants, and directors.
  Other income (expense) was $330,473 (other expenses) in the three-month period ended March 31, 2019, compared to $494,676 (other income) in the comparative period, due to the foreign exchange gain (non-cash item) in 2018.

Net cash used by the Company in operating activities for the three-month period ended March 31, 2019 was $3,747,643 (March 31, 2018 - $1,645,933).  The variance between these two periods were driven mostly by exploration expenditures.

Investing Activities

Net cash used by the Company in investing activities for the three-month period ended March 31, 2019 was $246,337 (March 31, 2018 - $2,659,078).  Net cash used in investing activities was much higher in the comparative period due to the acquisition of the Florida Mountain Project, purchase of exploration equipment, and escrowed cash placed in a term deposit.

Financing Activities

There wasn't any significant cash flow from financing activities in the current period - $25,393 was related to the Q4 2018 share-issue costs invoice paid in 2019 (related to the Q4 2018 financings), and $32,610 was related to the capital lease principal payments for the current quarter. During the comparative period, the Company received $38,112 from the exercise of brokers warrants.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

SUMMARY OF SELECTED QUARTERLY INFORMATION

The following table sets forth selected quarterly financial information for each of the last eight quarters.

Quarter Ending	Revenue ($)	Net Loss ($)	Net Loss Per Share ($)
March 31, 2019	Nil	(4,009,508)	(0.05)
December 31, 2018	Nil	(3,258,355)	(0.04)
September 30, 2018	Nil	(5,953,455)	(0.11)
June 30, 2018	Nil	(4,013,715)	(0.07)
March 31, 2018	Nil	(1,582,314)	(0.03)
December 31, 2017	Nil	(5,228,543)	(0.26)
September 30, 2017	Nil	(251,215)	(0.02)
June 30, 2017	Nil	(23,102)	(0.00)

Net loss of $4,009,508 in the three-month period ended March 31, 2019 was driven mostly by exploration expenses, and head office expenses such as compensation, corporate development and marketing, office expenses, professional fees, and the stock-based compensation expenses, partly offset by the Company's interest and rent income.

Net losses in all 2018 quarters were driven mostly by exploration expenses, accretion expense, and G&A expenses such as compensation, corporate development and marketing, office expenses, professional fees, stock-based compensation, partially off-set by a foreign exchange gain in the first, second and fourth quarters of 2018.

Expenses were much higher in the last quarter of 2017 compared to other 2017 quarters, as the Company significantly increased corporate activity in the last quarter of 2017 and completed the acquisition of the DeLamar deposit.  The net loss of $5.2 million for Q4 2017 was driven mostly by an accretion expense of $2.4 million, a foreign exchange loss of $0.7million, exploration expenses of $0.3 million and G&A expenses such as compensation, corporate development and marketing, office expenses, professional fees, and stock-based compensation.

LIQUIDITY AND CAPITAL RESOURCES

The Company does not have a mineral property in production and consequently does not receive revenue from the sale of precious metals. The Company has no operations that generates cash flow.  The Company has financed its operations primarily through the issuance of share capital. The continued operations of the Company are dependent on its ability to complete sufficient public equity financing or generate profitable operations in the future.

The Company had a working capital surplus of $4,225,859 at March 31, 2019 (December 31, 2018 - $7,335,491 working capital surplus). Working capital in the current period decreased due to a decrease in cash and cash equivalents (cash mostly spent on drilling, other exploration, and head-office expenditures). The Company raised gross proceeds of $17 million with its non-brokered and brokered financings in 2018. The $4.5 million promissory note is due to Kinross in November 2019.

The Company actively manages its liquidity using budgeting based on expected cash flows to ensure there are appropriate funds for meeting short term obligations during the year.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

FINANCIAL INSTRUMENTS

All financial instruments are required to be measured at fair value on initial recognition. The fair value is based on quoted market prices, unless the financial instruments are not traded in an active market. In this case, the fair value is determined by using valuation techniques like the Black-Scholes option pricing model or other valuation techniques. Measurement in subsequent periods depends on the classification of the financial instrument. A description of financial instruments and their fair value is included in the audited consolidated financial statements for the year ended December 31, 2018, filed on SEDAR at www.sedar.com  and on Integra's website at www.integraresources.com.

PROMISSORY NOTE LIABILITY

Promissory Note

In November 2017, the Company acquired the DeLamar Gold and Silver Deposit for $7.5mm in cash, of which $3.0mm cash was paid at the closing of the transaction and $4.5mm was due 18 months post closing of the acquisition (May 2019). The Company issued a non-interest bearing promissory note in the amount of $4.5mm. Management's estimate of the market interest rate for the debt was 8.5%. The determination of the fair value of the promissory note required management to use judgment, including management's estimate of a market interest rate. 25% of DeLamar's shares has been pledged as security for the promissory note and is guaranteed by Integra Holdings U.S. Inc. During the three-month period ended March 31, 2019, the maturity date of the promissory note was extended from May 3, 2019 to November 3, 2019 and the calculation has been adjusted accordingly.

	March 31, 2019	December 31, 2018
Principal amount	$4,500,000	$4,500,000
Discount on promissory note, net of accretion	(213,046)	(122,026)
Carrying value of promissory note payable	$4,286,954	$4,377,974

COMMITMENTS AND CONTINGENCIES

Net Smelter Return

A portion of the DeLamar Deposit is subject to a 2.5% NSR payable to Kinross. The NSR will be reduced to 1% once Kinross has received a total cumulative royalty payment of $10 million.

Advance Minimum Royalties, Land Access Lease Payments, and Annual Claim Filings

The Company is required to make property rent payments related to its mining lease agreements with landholders, in the form of advance minimum royalties ("AMR"). There are multiple third-party landholders, and the royalty amounts due to each of them over the life of the Project varies with each property. The Company's AMR obligation is expected to amount to US$117,450 (C$156,948) in 2019 (December 31, 2018 - US$31,700 (C$43,245)), of which US$4,850 (C$6,481) has been paid in the current three-month period ended March 31, 2019. The Company is obligated to pay annual land access lease and IDL rent payments approximately US$99,687 (C$133,212) in 2019 (December 31, 2018 - US$77,816 (C$106,157)), of which US$45,482 (C$60,778) has been paid in Q1 2019.  The Company's obligation for BML claim fees is expected to amount to US$116,290 (C$155,398) in 2019 (December 31, 2018 - US$87,305 (C$119,101)). The AMR, annual land lease payments, IDL rent payments, and BLM payments are expected to be greater in 2019 as the Company significantly increased its land package in 2018.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

LEASES - RIGHT-OF-USE ASSETS AND LEASE LIABILITIES

Summaries of the changes in right-of-use assets and the capital lease liabilities for the current quarter are included in the Company's unaudited interim condensed consolidated financial statements for the three-month periods ended March 31, 2019 and 2018.

The Company subleased a portion of its head office to three companies for a total of $21,500 in the current three-month period (March 31, 2018 - $Nil), included in the unaudited interim condensed consolidated statement of operations and comprehensive loss, under the "Rent income - sublease".

Operating Leases

The Company elected not to capitalize its short-term office rent agreements (related to its Reno office space). As March 31, 2019, the Company expensed $9,443 (March 31, 2018 - $2,189) related to those short-term office rent agreements, included in the Office and site administration expenses. As March 31, 2019, the Company's short-term lease commitment was $27,564 (December 31, 2018 - $32,252).

OFF-BALANCE SHEET ARRANGEMENTS

At March 31, 2019, the Company had no material off-balance sheet arrangements, such as guaranteed contracts, contingent interest in assets transferred to an entity, derivative instruments or any obligations that may trigger financing, liquidity, market or credit risk to the Company.

TRANSACTIONS WITH RELATED PARTIES

Related parties include the Board of Directors and officers and enterprises that are controlled or significantly influenced by these individuals as well as certain consultants performing similar functions.

Related party transactions conducted in the normal course of operations are measured at the exchange value (the amount established and agreed to by the related parties).

As March 31, 2019, $182,999 (December 31, 2018 - $473,970) was owed to related parties, for payroll expenses, consulting fees, and other expenses.  Due from related parties as March 31, 2019 was $32,118 (December 31, 2018 - $40,053), related to rent and office expenses (included in the receivables) due from entities for which Integra's directors are executives.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

Remuneration attributed to key management personnel and associate companies for the three-month periods ended March 31, 2019 and 2018 were as follows:

	March 31, 2019	March 31, 2018
Short-term benefits*	$314,167	$248,407
Associate companies**	(15,743)	(399)
Stock-based compensation	212,874	192,685
Total	$511,298	$440,693

*Short-term employment benefits include salaries and consulting fees for key management.

**Net of payable/receivable/GST due to/from entities for which Integra's directors are executives, mostly related to rent and office expenses.

Key management personnel include those persons having authority and responsibility for planning, directing and controlling the activities of the Company as a whole. The Company has determined that key management personnel consist of executive and non-executive members of the Company's Board of Directors and corporate officers.

The following tables show the break-down of the short-term benefits attributed to key management and associate companies for the three-month periods ended March 31, 2019 and 2018.

Three-month period ended March 31, 2019:

Related Parties		Compensation	Consulting fees	Total
George Salamis, Director, CEO & President	$	Nil	$77,229	$77,229
Stephen de Jong, Director		Nil	30,000	30,000
David Awram, Director		8,862	Nil	8,862
Timo Jauristo, Director		Nil	9,000	9,000
Anna Ladd-Kruger, Director		8,862	Nil	8,862
Andree St-Germain, CFO		45,370	Nil	45,370
Max Baker, VP Exploration		59,727	Nil	59,727
Timothy Arnold, VP Project Dev.		75,117	Nil	75,117
Total		$197,938	$116,229	$314,167

Three-month period ended March 31, 2018:

Related Parties	Compensation	Consulting fees	Total
Lisa McCormack, Former Director	14,892	Nil	14,892
George Salamis, Director, CEO & President	Nil	78,464	78,464
Stephen de Jong, Director	Nil	30,000	30,000
Timo Jauristo, Director	2,031	Nil	2,031
David Awram, Director	5,961	Nil	5,961
Andree St-Germain, CFO	54,294	Nil	54,294
Max Baker, VP Exploration	62,765	Nil	62,765
Total	$139,943	$108,464	$248,407

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

Associate companies - March 31, 2019	Paid to	Received from	Net total
VRify Technology Inc. (1)	$3,600	$(8,195)	$(4,595)
Contact Gold Corp. (3)	-	(11,148)	(11,148)
Total	$3,600	$(19,343)	$(15,743)

Associate companies - March 31, 2018	Paid to	Received from	Net total
VRify Technology Inc. (1)	$11,382	$(8,557)	$2,824
Sandstorm Gold (2)	2,235	-	2,235
Contact Gold Corp. (3)	3,166	(8,625)	(5,459)
Total	$16,783	$(17,182)	$(399)

(1) Stephen de Jong, Chairman of the Company, is the CEO of VRify Technology Inc. ("VRify"). The Company paid VRify fees for its virtual reality services. VRify paid the Company rent and office expenses.

(2) David Awram, a director of the Company, is a Senior Executive Vice President at Sandstom Gold ("Sandstorm"). The Company sub-rented office space from Sandstorm for the period of August 2017 to January 2018.

(3) George Salamis, president and CEO of the Company, is a director of Contact Gold ("Contact Gold"). Contact Gold paid the Company rent and office expenses.

OUTSTANDING SHARE DATA

The following table outlines the outstanding share data as of the date of this MD&A:

May 14, 2019
Issued and outstanding common shares	77,307,511
Outstanding options to purchase common shares	7,218,500
Issued and outstanding common shares (fully diluted)	84,526,011

SUBSEQUENT EVENTS

    The Company assumed the management of DeLamar's water treatment and environmental monitoring. As a result, US$203,913 (C$272,490) held in escrow account was returned to the Company on April 30, 2019 and US$300,000 (C$400,890) held as a security deposit was received on May 13, 2019.
    Subsequent to the current quarter, 1,748,651 broker warrants issued in conjunction with the October 2017 private placement expired un-exercised.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

CRITICAL ACCOUNTING JUDGMENTS AND ESTIMATES

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Estimates are based on historical experience and other factors considered to be reasonable and are reviewed on an ongoing basis.  Revisions to estimates and the resulting effects on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

Measurement uncertainties are described in the Company's audited consolidated financial statements for the year ended December 31, 2018.

CHANGES IN ACCOUNTING POLICIES

The Company's accounting policies are in accordance with IFRS and described in the Company's audited consolidated financial statements for the year ended December 31, 2018.

RISKS AND UNCERTAINTIES

The Company is subject to a number of risks and uncertainties due to the nature of its business. The Company's exploration activities expose it to various financial and operational risks that could have a significant impact on its level of operating cash flows in the future. Readers are advised to study and consider risk factors disclosed in the Company's MD&A dated April 25, 2019 for the fiscal year ended December 31, 2018 and available under the Company's issuer profile on SEDAR at www.sedar.com.

TECHNICAL INFORMATION

The scientific and technical information contained in this MD&A has been reviewed and approved by E. Max Baker (FAusIMM), Vice President Exploration, who is a "Qualified Person" ("QP") as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis ("MD&A") contains "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements").  Forward-looking statements are included to provide information about management's current expectations and plans that allows investors and others to get a better understanding of the Company's operating environment, the business operations and financial performance and condition.

Forward-looking statements include, but are not limited to, statements regarding planned exploration and development programs and expenditures, the estimation of Mineral Resources (as defined herein); proposed exploration plans and expected results of exploration from the DeLamar Project; Integra's ability to obtain licenses, permits and regulatory approvals required to implement expected future exploration plans; changes in commodity prices and exchange rates; and currency and interest rate fluctuations.  Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objections, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved (or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by such statements.  Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company's actual financial results, performance, or achievements to be materially different from those expressed or implied herein.  Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold and silver, anticipated costs and the Company's ability to fund its programs, the Company's ability to carry on exploration and development activities, the timing and results of drilling programs, the discovery of additional mineral resources on the Company's mineral properties, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Company's ability to operate in a safe, efficient and effective manner and the Company's ability to obtain financing as and when required and on reasonable terms.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: (i) access to additional capital; (ii) uncertainty and variations in the estimation of Mineral Resources; (iii) health, safety and environmental risks; (iv) success of exploration, development and operations activities; (v) delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; (vi) delays in getting access from surface rights owners; (vii) the fluctuating price of gold and silver; (viii) assessments by taxation authorities; (ix) uncertainties related to title to mineral properties; (x) the Company's ability to identify, complete and successfully integrate acquisitions; and (xi) volatility in the market price of Company's securities.

This list is not exhaustive of the factors that may affect any of the Company's forward-looking statements.  Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  See the section entitled "Risk Factors" above for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements.  The forward looking-statements contained herein are made as of the date of this MD&A and, accordingly, are subject to change after such date.  The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws.  Investors are urged to read the Company's filings with Canadian securities regulatory agencies, which can be viewed online under the Company's profile on SEDAR at www.sedar.com.

MANAGEMENT’S DISCUSSION & ANALYSIS For the Three-Month Periods Ended March 31, 2019 and 2018

MANAGEMENT'S RESPONSIBILITY

Management is responsible for all information contained in this MD&A. The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards and include amounts based on management's informed judgments and estimates. The financial and operating information included in this MD&A is consistent with that contained in the unaudited interim condensed consolidated financial statements in all material aspects.

Management maintains internal controls to provide reasonable assurance that financial information is reliable and accurate, and assets are safeguarded.

The Audit Committee has reviewed the unaudited interim condensed consolidated financial statements with management. The Board of Directors has approved these unaudited interim condensed consolidated financial statements on the recommendation of the Audit Committee.

George Salamis

President and CEO

May 14, 2019